TRANSGLOBE ENERGY CORPORATION PROVIDES MID-QUARTER UPDATE FOR
Q3 2011 AND NOTICE OF UPCOMING CONFERENCE PARTICIPATION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, September 14, 2011 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the third quarter of 2011 and notice of participation in the Peters & Co. 2011 Oil & Gas Conference as well as the FirstEnergy/Sociéte Générale Global Energy Conference. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

Total Q3 average production to date of 13,420 barrels of oil per day (“Bopd”), up 13% from Q2 (Block S-1 Yemen back on production July 17);

West Gharib Q3 average production to-date of 11,200 Bopd;

Yemen Q3 average production to-date of 2,220 Bopd;

Continued success in an expanding Nukhul development at West Gharib;

Three drilling rigs currently working on West Gharib leases in Egypt:

Two rigs focused on the Arta/East Arta Nukhul project; and

One rig focused on the southern leases at Hana/Hoshia/West Hoshia.

Initiated a secondary recovery waterflood on the Arta/East Arta Lower Nukhul pool in early July;

East Ghazalat Safwa Field development plan approved in July, first production is targeted for December 2011;

Expanded the Company’s opportunity base in the Western Desert by acquiring a 50% interest and operatorship of the South Alamein Concession for $3.0 million.

OPERATIONS

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
During the third quarter, the Company has drilled thirteen wells resulting in twelve oil wells and one dry hole to date.

The primary focus of the 2011 drilling program has been the development/appraisal of the Arta/East Arta and North Hoshia Nukhul pools where two drilling rigs have been drilling. Eight of the thirteen wells drilled in the third quarter were targeting the Upper Nukhul formation resulting in 7 Upper Nukhul oil wells in the Arta/East Arta pools and 1 potential Upper Nukhul oil well in North Hoshia. Two drilling rigs are scheduled to remain in the Arta/East Arta area focused on the Nukhul formation for the balance of 2011.

Four wells were drilled by the third rig resulting in 3 oil wells and 1 dry hole in the Hoshia/West Hoshia area. The rig is currently scheduled to drill wells in the Hoshia and West Hoshia area into the fourth quarter.

Production
West Gharib production averaged 11,685 Bopd in July and 10,868 Bopd in August. By mid-July the increased trucked volumes at West Gharib were exceeding the process capacity to receive oil and water at the GPC operated Ras Gharib terminal. The Company has initiated a number of projects in the field to reduce the amount of water that is currently trucked with the oil to GPC. The Company is also working with EGPC and GPC to look at short term debottlenecking activities to increase system capacity. It is expected that the production constraint will be progressively removed over the next 30 to 60 days. It is estimated that approximately 700 Bopd of oil sales has been curtailed since mid-July. The Company initiated water injection into the Arta/East Arta lower Nukhul pool on July 4 and continues to ramp up injection.

West Bakr, Arab Republic of Egypt (SUBJECT TO CLOSING, 100% working interest, TransGlobe operated)

On March 28, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) for $60 million plus or minus adjustments, effective July 1, 2010 subject to approval from the Egyptian Government. EPEDECO holds a 100% working interest in the West Bakr Production Sharing Concession (“PSC”).

The West Bakr PSC is located onshore in the western Gulf of Suez rift basin of Egypt adjacent to TransGlobe’s West Gharib Concession and is producing approximately 4,000 Bopd gross (before the production sharing split with the Government of Egypt). The Company has identified a number of optimization/development projects and drilling opportunities that could increase production and recoverable reserves.

The produced oil ranges from 17° to 20° API and is pipeline connected to the Ras Gharib terminal on the coast, which is the same export terminal to which West Gharib production is currently trucked. The West Bakr blend has historically received Brent minus 25% pricing.

TransGlobe has completed due diligence and submitted the deed of assignment for Government approval. TransGlobe expects to close the acquisition shortly after receiving the necessary Government approvals.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration
On July 12, 2011 the Safwa development lease was approved by the Government. The Safwa development lease has a 20-year term (expires July 11, 2031) and covers approximately 11,040 acres or 15 development blocks. The Safwa development lease is subject to a 4-year review (July 11, 2015) to determine which development blocks are producing or contributing to production. The non-producing (non-contributing) blocks will be relinquished following the review. The Safwa Development lease could be extended an additional 5 years (July 11, 2036).

The East Ghazalat exploration concession is in the first two-year extension period (expires June 2012). An additional two-year extension is available following a relinquishment of 25% of the original concession area. All work commitments have been met.

The operator has proposed an initial development budget of $2.6 million ($1.3 million to TransGlobe) to complete and equip the existing four wells for production. Processing facilities will be rented for the initial production phase until facility design and construction has been completed. Facility design work is expected to commence following the next drilling phase in 2012. The operator is targeting first production to commence in December 2011. It is expected that the wells will initially be capable of producing 400-600 Bopd per well from the Bahariya formation, which could contribute an additional 800 to 1,200 Bopd of light (34° API) sweet crude to the Company by year-end. Production will initially be trucked to a sales pipeline approximately 95 kilometers north and west of the Safwa field.

South Alamein, Arab Republic of Egypt (SUBJECT TO CLOSING - 50% working interest, TransGlobe operated)

On June 29, 2011 the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire Cepsa Egypt’s 50% operated working interest in South Alamein for $3.0 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government. El Paso South Alamein (“El Paso SA”), a subsidiary of Houston-based El Paso Corporation, holds the remaining 50% interest in the South Alamein Production Sharing Contract (“PSC”). Ancillary to this transaction is an agreement between TransGlobe and El Paso SA on a go-forward appraisal program in exchange for El Paso SA waiving its preferential right under its joint operating agreement with Cepsa Egypt. TransGlobe will assume operatorship of the South Alamein Concession upon closing of this transaction.

The South Alamein Concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 2,258 square kilometers (558,120 acres). The concession includes an oil discovery well, Boraq-2X, which tested a combined 1,700 Bopd of 38° to 40° API oil from two Cretaceous zones. Initial work by TransGlobe will focus on appraisal and development the Boraq–2X discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital.

The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval, following closing of the transaction.

The South Alamein PSC is in the first, three-year extension period which expires on April 5, 2012. A further two-year extension (April 5, 2014) is available following a 30% relinquishment of the original concession area. An extensive 3-D seismic acquisition program was executed over the entire South Alamein Concession area. This has resulted in several well-defined prospects throughout the area and will provide TransGlobe with numerous exploration drilling opportunities. TransGlobe expects to carry out an exploration drilling program after the Boraq field is brought into production.

TransGlobe expects to close the acquisition after receiving the necessary Egyptian Government approvals.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration
No wells were drilled during the quarter.

Production
Production from Block 32 averaged 3,235 Bopd (447 Bopd to TransGlobe) in July and 3,146 Bopd (434 Bopd to TransGlobe) in August. Block 32 production is exported to the Indian Ocean via the Nexen operated export pipeline which has not been impacted by recent political unrest in Yemen.

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
No wells were drilled during the quarter.

Production
The oil export pipeline for Block S-1 production from Marib to the Ras Eisa port on the Red Sea was shut down from March 17, 2011 to July 15, 2011. Production from TransGlobe’s An Nagyah field on Block S-1 was shut-in for approximately 4 months until repairs to the export pipeline were completed in mid-July. The pipeline was damaged by local tribal groups who prevented repair crew access to the pipeline until an agreement was reached with the government. Production for the month of July averaged 4,724 Bopd (1,181 Bopd to TransGlobe). Production for the month of August averaged 8,967 Bopd (2,242 Bopd to TransGlobe).

PRODUCTION

TransGlobe total production averaged 13,313 Bopd in July and 13,544 Bopd in August.

INVESTOR RELATIONS

TransGlobe is pleased to advise that Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company's activities at the Peters & Co. 2011 North American Oil & Gas Conference in Toronto, Canada on Thursday, September 15, 2011 at 10:00 am Eastern Daylight Time (8:00 am Mountain Daylight Time).
Investors are invited to listen to the live webcast of the presentation via the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3646280

Mr. Ross Clarkson will also make a presentation at the FirstEnergy/Société Générale Global Energy Conference in London, United Kingdom on Tuesday, September 20, 2011 at 2:40 pm British Summer Time (7:40 am Mountain Daylight Time).
Investors are invited to listen to the live webcast of the presentation via the following link:
http://jetslides.tv/lobby/497

The links to these webcasts will also be available on TransGlobe's website at
www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com